Exhibit 4.4
THIS SECOND SUPPLEMENTAL INDENTURE, dated as of April 30, 2013, by and among the parties listed on Schedule A hereto (each an “Additional Guarantor” and collectively, the “Additional Guarantors”) and THE BANK OF NEW YORK MELLON, as trustee (the “Trustee”). Capitalized terms used in this Second Supplemental Indenture and not otherwise defined herein (including terms used on Exhibit A attached hereto) shall have the meanings ascribed to them in the Indenture (as defined on Exhibit A attached hereto).
RECITALS
WHEREAS, Section 4.04 of the Indenture provides that if in accordance with the provisions of the Revolving Credit Facility the Company adds or causes to be added, any Subsidiary that was not a Guarantor at the time of execution of the Indenture as a guarantor under the Revolving Credit Facility, such Subsidiary shall contemporaneously become a Guarantor under the Indenture;
WHEREAS, desiring to become a Guarantor under the Indenture, each of the Additional Guarantors is executing and delivering this Second Supplemental Indenture; and
WHEREAS, the Issuer and the Trustee may modify or amend the Guarantees under the Indenture without notice to or consent of any Holder to add Guarantors, and all other actions required to be taken under the Indenture with respect to this Second Supplemental Indenture have been taken.
NOW, THEREFORE IT IS AGREED:
Section 1.Joinder. Each Additional Guarantor agrees that by its entering into this Second Supplemental Indenture it hereby unconditionally guarantees all of the Issuer’s obligations under (i) the 5.875% Senior Notes due 2022, (ii) the 4.375% Senior Notes due 2023, (iii) the Securities of any Series that has the benefit of Guarantees of other Subsidiaries of the Company, and (iv) the Indenture (as it relates to all such Series) on the terms set forth in the Indenture, as if each such Additional Guarantor was a party to the Indenture.
Section 2.    Ratification of Indenture. This Second Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture, and as supplemented and modified hereby, the Indenture is in all respects ratified and confirmed, and the Indenture and this Second Supplemental Indenture shall be read, taken and construed as one and the same instrument.
Section 3.    Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
Section 4.    Successors and Assigns. All covenants and agreements in this Second Supplemental Indenture by each Additional Guarantor shall bind each such Additional Guarantor’s successors and assigns, whether so expressed or not.

Section 5.    Separability Clause. In case any one or more of the provisions contained in this Second Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
Section 6.    Governing Law. This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York. This Second Supplemental Indenture is subject to the provisions of the TIA that are required to be part of this Second Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.
Section 7.    Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.
Section 8.    Role of Trustee. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture.
IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

THE ADDITIONAL GUARANTORS NAMED ON
SCHEDULE A HERETO, as Guarantors

By:	/s/ Joseph R. Sicree
Name:	Joseph R. Sicree
Title:	Designated Office

THE BANK OF NEW YORK MELLON,
as Trustee

By:	/s/ Laurence J. O'Brien
Name:	Laurence J. O'Brien
Title:	Vice President

SCHEDULE A

Toll BBC II LLC
Toll BBC LLC
Goshen Road Land Company LLC
Liseter Land Company LLC
Liseter, LLC
Ashford Land Company, L.P.
Coleman-Toll Limited Partnership
Toll SW Holding LLC
Toll SW Holding I Corp.
89 Park Avenue LLC
126-142 Morgan Street Urban Renewal LLC
134 Bay Street LLC
Morgan Street JV LLC
Toll First Avenue LLC
Toll MA III LLC
Toll MA IV LLC
Toll CO II, L.P.
Toll CT IV Limited Partnership
Toll FL V LLC

EXHIBIT A

For purposes of this Second Supplemental Indenture, the term “Indenture” shall mean that certain Indenture, dated as of February 7, 2012, between Toll Brothers Finance Corp., a Delaware corporation (the “Issuer”), Toll Brothers, Inc., a Delaware corporation (the “Company”) and the other Guarantors party thereto and the Trustee, as supplemented by: (i) the Authorizing Resolutions, related to the issuance of $300,000,000 aggregate principal amount of 5.875% Senior Notes due 2022 (the “5.875% Senior Notes”) by the Issuer and the issuance of related guarantees by the Company and the other Guarantors, attached as Exhibit A to the Joint Action of the Persons Authorized to Act on Behalf of Each of the Issuer, the Company. and Each of the Entities listed on Schedule I thereto, dated as of January 31, 2012; (ii) the issuance of $119,876,000 aggregate principal amount of 5.875% Senior Notes issued by the Issuer and the issuance of related guarantees by the Company and the other Guarantors in an exchange for a portion of the Issuer’s outstanding 6.875% Senior Notes due 2012 and 5.95% Senior Notes due 2013; (iii) the First Supplemental Indenture dated April 27, 2012 (the “First Supplemental Indenture”), by and among the parties listed on Schedule A thereto (who, pursuant to such First Supplemental Indenture, thereby became Guarantors) and the Trustee; (iv) the Authorizing Resolutions, related to the issuance of $300,000,000 aggregate principal amount of 4.375% Senior Notes due 2023 (the “4.375% Senior Notes”) by the Issuer and the issuance of related guarantees by the Company and the other Guarantors, attached as Exhibit A to the Joint Action of the Persons Authorized to Act on Behalf of Each of the Issuer, the Company and Each of the Entities listed on Schedule I thereto, dated as of April 3, 2013; and as may be further supplemented (including by this Second Supplemental Indenture) and/or amended.